September 30, 2025

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Registration Statement on Form S-1
           Filed September 25, 2025
           File No. 333-290510
Dear Joseph La Rosa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Anna Chaykina, Esq.